Exhibit 1.1

THIS AMENDMENT NO. 2 TO THE REVOLVING CREDIT AGREEMENT (this “Amendment”)
is dated August 15, 2022 and made between:

(1)	GATOS SILVER, INC., a corporation existing under the Laws of Delaware, and its successors and permitted assigns (the “Borrower”);

(2)	CERTAIN SUBSIDIARIES OF THE BORROWER from time to time, (collectively, the “Guarantors”);

(3)	BANK OF MONTREAL, CHICAGO BRANCH and CERTAIN FINANCIAL INSTITUTIONS from time to time, as lenders (the “Lenders”);

(4)	BANK OF MONTREAL, CHICAGO BRANCH as bookrunner and mandated lead arranger (the “Arranger”); and

(5)	BANK OF MONTREAL, CHICAGO BRANCH, in its capacity as administrative agent for and on behalf of the Lenders (the "Administrative Agent").

RECITALS:

(A)	Certain credit facilities were made available to the Borrower pursuant to the revolving credit agreement dated as of July 12, 2021 (as amended on March 7, 2022, the “Credit Agreement”) among, inter alia, the Borrower, as borrower, the Guarantors, as guarantors (the Borrower and the Guarantors, collectively, the “Obligors”), the Administrative Agent, as administrative agent, the Arranger, as Bookrunner and mandated lead arranger, and the Lenders, as lenders.

(B)	Pursuant to an amendment and waiver to the revolving credit agreement dated March 7, 2022 among, inter alia, the Borrower, the Guarantors, the Administrative Agent, the Arranger and the Lenders (the “March 2022 Amendment and Waiver”), the Credit Agreement was amended in order to, among other things, reduce the Credit Limit in accordance with and subject to Section 11.4 of the Credit Agreement (the “Credit Limit Reduction”) and the Administrative Agent and the Lenders granted to the Borrower certain waivers of any Default or Event of Default resulting from the Mineral Reserves Overestimate (as defined in the March 2022 Amendment and Waiver), as more particularly described in the March 2022 Amendment and Waiver (the “Mineral Reserve Estimate Defaults”).

(C)	Pursuant to Section 7.6 of the Credit Agreement, the Borrower is required to pay to the Administrative Agent certain annual standby fees (“Standby Fees”) calculated based on the Total Commitment Amount.

(D)	The calculation of the Standby Fees under Section 7.6 of the Credit Agreement does not take into account the Credit Limit Reduction and as such requires the Borrower to pay Standby Fees in connection with credit which the Borrower is not permitted to use.

(E)	The Lenders have agreed to make available to Gatos Silver Canada Corp., a newly incorporated, wholly owned Canadian subsidiary of the Borrower that is not a Material Subsidiary (“Gatos Canada”), certain cash management products and services and risk management arrangements (collectively, the “Cash Management and Risk Management Arrangements”) under the terms of the Credit Agreement.

(F)	The Borrower has requested that the Administrative Agent and each of the Lenders amend the Credit Agreement in order to: (i) modify the calculation of the Standby Fees to be based on the amount of the Credit Limit rather than the Total Commitment Amount, and (ii) make available to Gatos Canada the Cash Management and Risk Management Arrangements.

(G)	The Administrative Agent and each of the Lenders are willing to agree, subject to the terms and conditions set forth in this Amendment, to amend the Credit Agreement as set forth in this Amendment.

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1	Interpretation

1.1	Capitalized terms used in this Amendment and not otherwise defined have the meanings given to them in the Credit Agreement.

1.2	This Amendment constitutes a Finance Document under the Credit Agreement and the other Finance Documents.

1.3	The recitals and statements set out above are true and correct and are hereby incorporated into this Amendment.

2	Cash Management and Risk Management Arrangements Amendments

2.1	Effective as of the date of this Amendment, the Credit Agreement shall be amended as follows:

(a)	The following definition is hereby added in alphabetical order to Section 1.1:

“Gatos Canada” means Gatos Silver Canada Corp., a British Columbia corporation.”

(b)	The definition of “Cash Management Agreement” in Section 1.1 is hereby amended and restated entirely as follows:

““Cash Management Agreement” means any cash management agreement (including any mirror netting agreement) which an Obligor or Gatos Canada enters into in the ordinary course of business with a Lender.”

(c)	Paragraph (f) of the definition of “Permitted Indebtedness” in Section 1.1 is hereby amended and restated entirely as follows:

“(f)	Indebtedness pursuant to Permitted Risk Management Agreements referenced in paragraph (b) of the definition thereof.”

(d)	Paragraph (b) of the definition of “Permitted Risk Management Agreement” in Section 1.1 is hereby amended and restated entirely as follows:

“(b)	an unsecured Risk Management Agreement entered into by an Obligor or Gatos Canada with any Person, in each case:

(i)	that has not been entered into for speculative purposes nor on a margined basis;

(ii)	that would not result, at the time of the transaction effected pursuant thereto, in more than 70% of scheduled payable metal production from the Mine being hedged in any future 12-month period (such 70% excluding, however, the hedging of quotational period pricing choices by customers of the Obligors and such future 12-month periods being measured relative to the then current Financial Model); and

(iii)	which does not constitute a Restricted Forward Sale Transaction.”

(e)	The definition of “Secured Obligations” in Section 1.1 is hereby amended and restated entirely as follows:

““Secured Obligations” means all Indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors or Gatos Canada to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, in each case, under or in connection with any of the Finance Documents, and Secured Obligations of a particular Obligor or Gatos Canada shall mean all Indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor or Gatos Canada to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, in each case, under or in connection with any of the Finance Documents to which such Obligor or Gatos Canada is a party. For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.“

(f)	The definition of “Secured Risk Management Agreements” in Section 1.1 is hereby amended and restated entirely as follows:

““Secured Risk Management Agreements” means any Risk Management Agreement between an Obligor or Gatos Canada on the one hand and a Qualified Risk Management Lender on the other hand.”

(g)	Paragraphs (a) and (b) of Section 14.1 are hereby amended and restated entirely as follows:

“(a)	guarantees to each Finance Party punctual performance by each Obligor and Gatos Canada of all that Obligor’s and Gatos Canada’s obligations under the Finance Documents;

(b)	undertakes with each Finance Party that whenever an Obligor or Gatos Canada does not pay any amount when due under or in connection with any Finance Document, the non-defaulting Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and”

(h)	Paragraphs (b) and (c) of Section 16.21 are hereby amended and restated entirely as follows:

“(b)	the Exposure of a Qualified Risk Management Lender in respect of Secured Risk Management Agreements shall be measured as the net exposure of such Qualified Risk Management Lender under all Secured Risk Management Agreements with the Obligors or Gatos Canada to which such Qualified Risk Management Lender is a party, being the aggregate exposure of such Qualified Risk Management Lender thereunder less the aggregate exposure of the relevant Obligor or Gatos Canada thereunder; the exposure of a Qualified Risk Management Lender party to a Secured Risk Management Agreement shall be, in the case of a Secured Risk Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under such Secured Risk Management Agreement in the event of the early termination as of such date of such Secured Risk Management Agreement as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Secured Risk Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under such Secured Risk Management Agreement, in each case expressed in United States dollars; and

(c)	the Exposure of a Lender in respect of Cash Management Agreements shall be the aggregate amount (expressed in United States dollars) which would be owing by the Obligors or Gatos Canada thereunder on such date if such agreements were terminated on such date.”

(i)	Paragraph (a) of Section 17.2 is hereby amended and restated entirely as follows:

“(a)	By virtue of a Lender’s and each other Finance Party’s execution of this Agreement or an assignment pursuant to Section 18.5, as the case may be, any Affiliate or Transferee of such Lender or other Finance Party with whom the Borrower, Gatos Canada, or any Guarantor has entered into an agreement creating any Exposure under any Permitted Risk Management Agreement or Cash Management Agreement shall be deemed a Finance Party under this Agreement for purposes of any reference in a Finance Document to the parties for whom the Administrative Agent is acting, it being understood and agreed that the rights and benefits of such Affiliate or Transferee under the Finance Documents consist exclusively of such Affiliate’s or Transferee’s right to share in payments and collections out of the Secured Assets and the guarantee provided by the Guarantors hereunder as more fully set forth in Section 16.25.”

3	Standby Fees Amendments

3.1	Effective as of March 31, 2022, the Credit Agreement shall be amended as follows:

(a)	The definition of “Credit Excess” in Section 1.1 is hereby amended and restated entirely as follows:

““Credit Excess” means, as at a particular date and with respect to the Facility, the amount, if any, by which the aggregate amount of credit outstanding under the Facility as at the close of business on such date exceeds (a) the Credit Limit as at the close of business on such date, or (b) from and after the date on which the Administrative Agent has delivered notice in writing to the Borrower in accordance with Section 11.4(e), the Total Commitment Amount as at the close of business on such date.”

(b)	Section 7.6 is hereby amended and restated entirely as follows:

“7.6 Fees

(a)	The Borrower shall pay to the Administrative Agent (for the account of each Lender with respect to its Pro Rata Share) a fee computed at the rate of twenty-five percent (25%) of the Applicable Margin in effect per annum (based on the actual number of days in the relevant calendar year, whether three hundred sixty-five (365) or three hundred sixty-six (366), as the case may be) on the average unused portion of the Credit Limit during each applicable Fiscal Quarter (or portion thereof) in accordance with this Section 7.6.

(b)	The commitment fee described in Section 7.6(a) above, shall accrue from the date of the signing of this Agreement until the earlier of (i) the last day of the Availability Period; and (ii) the date on which the Facility is fully drawn or cancelled.

(c)	The accrued commitment fee is payable on the last day of each successive Fiscal Quarter which ends during the Availability Period, on the last day of the Availability Period and, if the Total Commitment Amount is cancelled in full, on the amount of the unused portion of the Credit Limit at the time such cancellation is effective.

(d)	The Borrower shall pay all other fees in the amount and manner agreed between any Finance Party and the Borrower in any Fee Letter.”

4	Conditions to the Effectiveness of this Amendment

The amendments set forth in this Amendment shall become effective on the date that the Administrative Agent shall have received counterparts of this Amendment, duly executed, authorized and delivered by the Administrative Agent, the Lenders, and the Obligors.

5	Representations and Warranties

5.1	Each Obligor represents and warrants to the Administrative Agent and Lenders as follows:

(a)	the recitals to this Amendment are true and complete;

(b)	the representations and warranties of the Obligors contained in the Finance Documents are true and complete on and as of the date of this Amendment, other than to the extent such representations and warranties of the Obligors are not true and complete as a result solely of the Mineral Reserve Estimate Defaults, including, without limitation, any action, suit, inquiry, claim or other proceeding arising out of the Mineral Reserve Estimate Defaults for which no judgment or award has been granted against any Obligor, and which is being diligently contested in good faith by appropriate proceedings by the Borrower.

(c)	each Obligor is in full compliance with all of its covenants in the Finance Documents, other than as a result solely of the Mineral Reserve Estimate Defaults; and

(d)	no Default or Event of Default, other than the Mineral Reserve Estimate Defaults, has occurred or is continuing or would result from the execution and delivery of this Amendment.

6	References to and Effect on Other Finance Documents

6.1	On and after the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement", the “Credit Agreement", "hereunder", "hereof" or words of like import referring to the Credit Agreement, and each reference in the other Finance Documents to the “Credit Agreement”, “thereunder”, “thereof" or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as modified by this Amendment.

6.2	The Credit Agreement, as specifically modified by this Amendment, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. Without limiting the generality of the foregoing, the Security Documents shall continue to secure the payment of all obligations of the Obligors and Gatos Canada under the Finance Documents, as modified by this Amendment.

6.3	The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein: (i) operate as a waiver of any right, power or remedy of any of the Finance Parties under any of the Finance Documents, nor constitute a waiver of any provision of any of the Finance Documents, (ii) prejudice any other right, power or remedy which the Finance Parties now have or may have in the future under or in connection with the Credit Agreement or the other Finance Documents, (iii) operate as a forbearance with respect to any of its rights or remedies concerning any Events of Default which may have occurred or are continuing as of the date hereof or which may occur after the date hereof (other than the Mineral Reserve Estimate Defaults, which have been waived in accordance with the terms of the March 2022 Amendment and Waiver), or (iv) be a novation of the obligations of the Obligors or Gatos Canada under any of the Finance Documents.

7	Incorporation by Reference

Sections 1.5 (Currency), 1.7 (Time of the Essence), 1.6 (Applicable Law), 16.15 (Waivers and Amendments), 18.2 (Severability), 18.3 (Counterparts), 18.8 (Waiver of Trial by Jury), and 18.10 (No Third Party Beneficiaries) of the Credit Agreement are hereby incorporated by reference herein, mutatis mutandis.

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IN WITNESS WHEREOF the parties to this Agreement have executed and delivered this Agreement on the date first written above.

GATOS SILVER, Inc., as Borrower

Per:	/s/ André Van Niekerk
Name: André Van Niekerk
Title: Chief Financial Officer

Per:	/s/ Nicolas Vachon
Name: Nicolas Vachon
Title: VP, Finance

BANK OF MONTREAL, CHICAGO BRANCH, as Lender

Per:	/s/ Darren Thomas
Name: Darren Thomas
Title: Director

BANK OF MONTREAL, CHICAGO BRANCH, as Administrative Agent

Per:	/s/ Darren Thomas
Name: Darren Thomas
Title: Director